Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF JUNE 30, 2011

DATE, TIME AND PLACE:  On June 30, 2011 at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to the powers granted to it under the Bylaws, the Board of Directors declared as terminated as from June 3, 2011 the term of office of Wagner Roberto Pugliese who held the position of Officer of the Company. Approval was also given not to fill the said position until otherwise decided.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, June 30, 2011. (signed) Pedro Moreira Salles – Chairman; Roberto Egydio Setubal – Vice-Chairman; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto,  Gustavo Jorge Laboissière Loyola, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Office